Exhibit 4.18

CONVERSION AGREEMENT

This Agreement executed on April 14, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Catherine M. Rodriguez (the “Consultant”), with a principal place of business located at 1320 South Dixie Highway,Suite 1275, Coral Gables, FL 33146.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Conversion: The Parties agree to convert $15,000 (fifteen thousand dollars) of Consultant’s fees for her past litigation services covering $13,806.52 thru March 31, 2006 and $1,193.48 of future litigation services to the Company into 10,000 (ten thousand) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement.

The Company shall immediately file and effectuate an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Catherine M. Rodriguez)

/s/ Chaslav Radovich	/s/ Catherine M. Rodriguez
Chaslav Radovich President/CEO